UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: March 28, 2024
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F

☒

Form 40-F

☐

UBS

Group

AG

produces

regular

annual

and

quarterly

reports,

which

are

submitted

to

the
SEC

under

Forms

20-F

and

6-K,

respectively.

These

reports

are

prepared

in

accordance

with
International

Financial

Reporting

Standards

(IFRS).

SEC

regulations

require

certain

additional
disclosures to be included in

registration statements relating to offerings

of securities. Certain of these
additional disclosures follow herein, and should be read in conjunction with the annual report on Form
20-F for the year ended 31 December 2023 of UBS Group AG, filed with the SEC on March 28, 2024.

Capitalization of UBS Group AG
The

table

below

presents

the

consolidated

capitalization

of

UBS

Group

AG

in

accordance

with

IFRS

Accounting
Standards in US dollars, the presentation currency of UBS Group AG.
As of
USD m 31.12.23 30.9.23
Debt:
Short-term debt issued

1

105,690

104,591
Long-term debt issued

2

260,416

245,568
of which: eligible as high-trigger loss-absorbing additional tier 1 capital instruments

10,744

9,871
of which: eligible as low-trigger loss-absorbing additional

tier 1 capital instruments

1,214

1,195
of which: eligible as non-Basel III-compliant tier 2 capital instruments

538

536
Total debt issued

366,106

350,159
Equity attributable to UBS Group AG shareholders

3

86,108

83,749
Equity attributable to non-controlling interests

531

542
Total capitalization

452,745

434,450
1 Short-term debt issued consists of debt issued (reflected

on the balance sheet lines Debt issued measured

at amortized cost and Debt issued designated

at fair value) by UBS Group AG

and
its subsidiaries with a remaining contractual

maturity of less than one year without

considering any early redemption features.

2 Long-term debt issued consists of

debt issued (reflected on
the balance sheet lines Debt issued measured at amortized

cost and Debt issued designated at fair value)

by UBS Group AG and its subsidiaries

with a remaining contractual maturity of more
than one

year without

considering any

early redemption

features.

3 Comparative-period

information has

been revised.

Refer to

“Note 2

Accounting for

the acquisition

of Credit

Suisse
Group” in the “Consolidated financial statements” section of the UBS Group AG Annual 2023 report.

This

Form

6-K

is

hereby

incorporated

by

reference

into

each

of

the

registration

statements

of

UBS
Group
AG on

Form F-3

(Registration Number

333-272452) and

on Form

S-8 (Registration

Numbers
333-200634;

333-200635;

333-200641;

333-200665;

333-215254;

333-215255;

333-228653;

333-
230312;

333-249143

and

333-272975),

and

into

each

prospectus

outstanding

under

any

of

the
foregoing registration statements.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly
caused this report to be signed on its behalf by the undersigned,

thereunto duly authorized.
UBS Group AG
By: _/s/ David Kelly _____________
Name:

David Kelly
Title:

Managing Director

By: _/s/ Ella Campi ______________
Name:

Ella Campi
Title:

Executive Director
Date:

March 28, 2024